Filed Pursuant to Rule 424(b)(3)

Registration No. 333-205684

RW HOLDINGS NNN REIT, INC.

SUPPLEMENT NO. 6 DATED JANUARY 18, 2019

TO

PROSPECTUS DATED APRIL 25, 2018

(as supplemented by Supplement No. 1 dated May 16, 2018,

Supplement No. 2 dated August 15, 2018,

Supplement No. 3 dated August 17, 2018,

Supplement No. 4 dated November 13, 2018, and

Supplement No. 5 dated January 14, 2019)

This prospectus supplement (“Supplement”) amends and supplements our prospectus, dated April 25, 2018, as supplemented by Supplement No. 1 dated May 16, 2018, Supplement No. 2 dated August 15, 2018, Supplement No. 3 dated August 17, 2018, Supplement No. 4 dated November 13, 2018 and Supplement No. 5 dated January 14, 2019 (the “Prospectus”). This Supplement should be read in conjunction with the Prospectus, as previously supplemented. This Supplement is not complete without and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or previous supplements to it. This Supplement is qualified by reference to the Prospectus, as previously supplemented, except to the extent that the information provided by this Supplement supersedes information contained in the Prospectus, as previously supplemented.

Unless the context suggests otherwise, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. In addition, as used herein, references in this Supplement to the “Company,” “we,” “us” and “our” refer to RW Holdings NNN REIT, Inc.

The purposes of this Supplement are as follows:

A.      To provide an update regarding the status of the offering;

B.      To disclose updates regarding affiliated programs also sponsored by our sponsor BrixInvest, LLC;

C.      To disclose changes to our board of directors and update related sections of the Prospectus;

D.      To disclose changes to the director compensation program for our independent directors;

E.       To update the risk factors section of the Prospectus; and

F.       To update certain sections of the Prospectus related to conflicts of interest.

PROSPECTUS UPDATES

A.	Status of the Offering

The following supersedes and replaces the first paragraph under the “Status of the Offering” section of the Prospectus:

On July 20, 2016, we commenced our reasonable best efforts initial public offering of up to 100 million shares of our common stock, including 10 million shares pursuant to our distribution reinvestment plan, and we are currently selling our shares in the following states: CA, CO, CT, FL, GA, HI, ID, IL, IN, KY, LA, MO, MT, NH, NV, NY, SC, SD, TX, UT, VA, VT, WI, and WY. As of December 31, 2018, we had received aggregate gross offering proceeds of $140,507,461 in connection with the sale of 14,027,968 shares of our Class C common stock, including 903,901 shares of Class C common stock sold under our distribution reinvestment plan. Accordingly, as of December 31, 2018, there were 85,972,032 shares of our Class C common stock remaining available for sale in connection with this offering, including 9,096,099 shares pursuant to our distribution reinvestment plan.

B.	Updates Regarding Affiliated REITs and Partnerships Sponsored by BrixInvest, LLC

Rich Uncles Real Estate Investment Trust I

On January 14, 2019, Rich Uncles Real Estate Investment Trust I (“REIT I” or “Rich Uncles I”) announced that it had retained a real estate financial advisor to assist it in evaluating strategic alternatives which will include marketing its entire real estate properties portfolio for disposition by sale, merger or other transaction structure. In light of REIT I’s announcement, the Company may explore an acquisition of REIT I or its real estate portfolio. Under the Company’s charter, the conflicts committee of our board of directors, which consists of all of the independent directors on the Company’s board of directors, would be responsible for authorizing any offer by the Company for REIT I or its real estate portfolio. If the Company decides to explore a potential bid for REIT I or its real estate portfolio, we expect the conflicts committee of our board of directors would engage legal and financial advisors to assist it. There can be no assurances that the conflicts committee will authorize the Company to submit an offer for REIT I or its real estate portfolio. Even if the conflicts committee authorizes such an offer, there can be no assurances that the offer would be accepted by REIT I or that the Company would be able to enter into an agreement with REIT I to purchase the REIT I real estate portfolio (or any other business combination transaction) on terms acceptable to the Company or at all.

Brix REIT Inc.

Effective December 13, 2018, Brix Student Housing REIT, Inc. changed its name to Brix REIT, Inc. (“Brix REIT”). The name change reflects Brix REIT’s intention to make investments beyond student housing and other multi-tenant residential properties. In addition to continuing to seek quality student housing properties or more traditional multi-family properties that meet its acquisition criteria, the board of directors of Brix REIT has approved the expansion of its investment criteria to include retail and residential properties and other investments in locations with above average concentrations of younger demographic profiles commensurate with Millennial and Generation Z related activities. The new investment targets of Brix REIT will include quick service restaurants, along with other casual dining concepts; convenience stores, which may or may not include a gas station component; fitness centers; and youth-oriented fixed income and equity securities investments.

As a result of the above-described name change, all references to Brix Student Housing REIT, Inc. or variations thereof, in the Prospectus are hereby updated to reflect the new name of Brix REIT and its expanded investment criteria, as applicable.

CreditEase Real Estate Partners, LLC

In November 2018, a subsidiary of BrixInvest, LLC entered into a partnership agreement with CE-GH Fund Management, LLC, an affiliate of CreditEase, to form CreditEase Real Estate Partners, LLC (“CE Partners”). Credit Ease is raising funds from Chinese investors. CE Partners will operate as the general partner for CreditEase Real Estate Lease Opportunities, LP (“CE-LP), which plans to invest in short-term, single-tenant, NNN properties with short-term leases at discounted prices, negotiate extensions of the lease terms with tenants and then sell the properties at higher prices that reflect the extended lease terms. In some cases, the Company could be a potential buyer of properties with longer lease terms from CE-LP.

C.	Changes to Board of Directors

Mr. Vipe Desai, Mr. Jonathan Platt and Mr. David Feinleib, three of the Company’s independent directors who are also independent trust managers of Rich Uncles I, an affiliated REIT that is also advised by our sponsor BrixInvest, LLC, have resigned from the Company’s board of directors effective January 15, 2019. In addition, Mr. Jeffrey Randolph, the Company’s remaining independent director, resigned from the board of directors of REIT I effective January 11, 2019. As a result of these resignations, there is no longer an overlap of independent directors on the board of directors of the Company and REIT I. To fill the vacancies on the Company’s board of directors from the resignations of Messrs. Desai, Platt and Feinleib, the Company has appointed Mr. Adam S. Markman, Mr. Curtis B. McWilliams and Mr. Thomas H. Nolan, Jr. to serve as independent directors, and members of the conflicts committee and audit committee, of the Company’s board of directors.

In addition, Mr. John Wang resigned as a member of the Company’s board of directors effective December 31, 2018.

As a result of the foregoing changes to the Company’s board of directors, the board of directors is currently comprised of the following directors: Raymond E. Wirta (Chairman of the Board), Aaron S. Halfacre, Adam S. Markman, Curtis B. McWilliams, Thomas H. Nolan, Jr. and Jeffrey Randolph.

In light of these and other management changes during 2018, the following information supersedes and replaces the section of the Prospectus titled “Management—Board of Directors—Selection of Our Board of Directors; Independent Directors” and “Management—Board of Directors—Executive Officers and Directors,” and all similar discussions appearing in the Prospectus are superseded, replaced and supplemented as appropriate.

Selection of Our Board of Directors; Independent Directors

In determining the composition of our board of directors, our board of directors’ goal was to assemble a group of persons whose individual skills, character, judgment, leadership experience, real estate experience and business acumen would complement each other and bring a diverse set of skills and experiences to our board as a whole. As provided in the NASAA REIT Guidelines, directors must have had at least three years of relevant experience in these fields, and at least one director must have had at least three years of relevant real estate experience. One of our founders, Mr. Wirta, who is also a principal in our sponsor, and another principal in our sponsor, Mr. Halfacre, who also serves as its Chief Executive Officer, serve as our directors together with four independent directors. Our independent directors are Adam S. Markman, Curtis B. McWilliams, Thomas H. Nolan, Jr. and Jeffrey Randolph. Each of our independent directors has three years’ relevant experience in the real estate business.

Our articles of incorporation provide that a majority of our board of directors must be independent directors. Our articles of incorporation define an independent director as someone who has not been associated within the past two years, directly or indirectly, with our sponsor or advisor. See Section 3.1.11 of our articles of incorporation.

Executive Officers and Directors

We have provided below certain information about our executive officers and directors.

Name (1)	Age (2)	Positions
Aaron S. Halfacre	46	Chief Executive Officer, President and Director
Raymond E. Wirta	74	Chairman of the Board and Director
Raymond J. Pacini	63	Executive Vice President, Chief Financial Officer and Treasurer
Sandra G. Sciutto	58	Senior Vice President, Chief Accounting Officer
Jean Ho	50	Chief Operating Officer, Chief Compliance Officer and Secretary
David A. Perduk	51	Chief Investment Officer
Adam S. Markman	54	Independent Director (3)
Curtis B. McWilliams	63	Independent Director (3)(4)
Thomas H. Nolan, Jr.	61	Independent Director (3)
Jeffrey Randolph	61	Independent Director (3)(5)

(1)	The address of each executive officer and director listed is 3090 Bristol Street, Suite 550, Costa Mesa, California 92626.
(2)	As of December 31, 2018.
(3)	Member of the conflicts committee and audit committee of our board of directors.
(4)	Chair of the conflicts committee of our board of directors.
(5)	Chair of the audit committee of our board of directors.

Mr. Aaron S. Halfacre. Mr. Halfacre has served as our Chief Executive Officer and President and a member of our Board of Directors since January 1, 2019. Since January 1, 2019, Mr. Halfacre has also served as Chief Executive Officer and a Manager of the Company’s sponsor, BrixInvest, LLC (dba “Rich Uncles”) where he previously served as President since August 2018; the Chief Executive Officer, President and a Trust Manager of affiliated REIT, Rich Uncles Real Estate Investment Trust I; and the Chief Executive Officer, President and a Director of affiliated REIT, Brix REIT, Inc. From January 2018 to July 2018, Mr. Halfacre served as President of Realty Mogul, Co., a real estate crowdfunding platform and its affiliates, MogulREIT I, LLC, a non-traded public real estate investment trust that invests in and manages a diversified portfolio of commercial real estate investments, including loans, equity in commercial real estate ventures and other real estate-related assets; and MogulREIT II, LLC, a non-traded public real estate investment trust that owns and manages a diversified portfolio of preferred equity and joint venture equity investments in multifamily properties located in target markets throughout the United States. From April 2016 to the present, Mr. Halfacre serves as a Co-Founder of Persistent Properties, LLC which manages a multi-family portfolio focused on workforce housing. From July 2014 to March 2016, Mr. Halfacre served as president and chief investment officer of Campus Crest Communities, Inc., a publicly-traded real estate investment trust focusing on the ownership, development, building and management of student housing properties throughout the United States. From October 2012 to May 2014, Mr. Halfacre served as senior vice president and head of strategic relations at Cole Capital Corporation, where he oversaw all investor and strategic capital relationships. From November 2005 to December 2010, Mr. Halfacre served as the chief of staff and head of product development of the real estate group at BlackRock, a global investment management corporation. From June 2004 to November 2005, Mr. Halfacre served as director of investor relations for Green Street Advisors, a premier independent research and advisory firm concentrating on the commercial real estate industry in North America and Europe. Mr. Halfacre holds both Chartered Financial Analyst® and Chartered Alternative Investment Analyst® designations and received a Master of Business Administration from Rice University. Our Board of Directors has concluded that Mr. Halfacre is qualified to serve as a director and as our President and Chief Executive Officer by reason of his extensive industry and leadership experience.

Mr. Raymond Wirta. Mr. Wirta is a sponsor of our REIT. Together with Mr. Hofer, he indirectly owns and controls our advisor and our sponsor. Mr. Wirta was Chairman of the Board of CBRE Group (NYSE:CBRE), a global real estate services firm from 2014 to 2018, a Director since 1997 and served as the Chief Executive Officer of its predecessor company, CBRE Services, from 1999 to 2001. From 2009 through the present, he has been Chief Executive Officer of the Koll Company, a West Coast-based real estate investment and development company. He previously served as Chief Executive Officer for Koll Management Services and Bolsa Chica Company during time frames when both were publicly traded real estate companies. Based on these experiences, Mr. Wirta offers insights and perspective with respect to our real estate portfolio. From 2010 through the present, he has been a full-time advisor to the Irvine Company, and President since 2016. The Irvine Company is a privately held California based real estate development company with ownership of 120 million square feet of apartments, office, retail and resorts primarily in California. Our Board of Directors has concluded that Raymond Wirta is qualified to serve as one of our directors by reason of his expertise with real estate-related investments. As a principal of our advisor and our sponsor, Mr. Wirta is also able to advise our Board of Directors on the critical issues facing our company.

Mr. Raymond J. Pacini. Mr. Pacini has served as our Executive Vice President, Chief Financial Officer and Treasurer since April 2018. Mr. Pacini also serves as Executive Vice President, Chief Financial Officer and Treasurer of our sponsor, BrixInvest, LLC, and affiliated REIT programs, Rich Uncles Real Estate Investment Trust I and BRIX REIT, Inc., for which he served as an independent director from November 2017 until April 2018. From June 2013 to April 2018, Mr. Pacini was the Chief Financial Officer of Northbound Treatment Services, a privately held company which treats drug and alcohol addictions. From 1998 to 2011, Mr. Pacini served as President, Chief Executive Officer and a Director of California Coastal Communities, Inc. (“CALC”), a residential land development and homebuilding company and was the Chief Financial Officer of CALC’s predecessors (Koll Real Estate Group, Inc., The Bolsa Chica Company and Henley Properties, Inc.) from 1992 to 1998. Mr. Pacini has seven years of experience as a certified public accountant with the accounting firm of Coopers & Lybrand (now known as PricewaterhouseCoopers LLP). On October 27, 2009, CALC and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the Central District of California. On March 1, 2011, CALC emerged from bankruptcy and became a privately held company. Mr. Pacini has been a National Association of Corporate Directors (NACD) Board Leadership Fellow since 2014. Mr. Pacini received his B.A. in Political Science from Colgate University in 1977 and his M.B.A. from Cornell University in 1979. Mr. Pacini is also an independent director, audit committee chair and the financial expert for Cadiz, Inc., a land and water resource development public company.

Ms. Sandra G. Sciutto. Ms. Sciutto has served as our Senior Vice President and Chief Accounting Officer since July 2018. Ms. Sciutto also serves as Senior Vice President and Chief Accounting Officer of affiliated REIT programs, Rich Uncles Real Estate Investment Trust I and Brix Student Housing REIT, Inc., for which she served as an independent director from April 2018 until July 9, 2018. From October 2016 to June 2018, Sandra Sciutto served as Chief Financial Officer for Professional Real Estate Services Inc., a privately held, full-service commercial real estate investment and operating company based in Orange County, California. From November 2012 to April 2016, Ms. Sciutto served as Chief Financial Officer and Investment Committee Member for Shopoff Realty Investments, L.P., a real estate developer and real estate fund sponsor. From 1998 to 2012, Ms. Sciutto served as Chief Financial Officer of California Coastal Communities, Inc. (“CALC”), a residential land development and homebuilding company. From 1993 until 1998, Ms. Sciutto was the Controller of CALC and its predecessor companies Koll Real Estate Group, Inc. and The Bolsa Chica Company. On October 27, 2009, CALC and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the Central District of California. On March 1, 2011, CALC emerged from bankruptcy and became a privately held company. Ms. Sciutto also has five years of experience as a certified public accountant with the accounting firm of KPMG LLP. Ms. Sciutto received her B.S. in Business Administration with a concentration in Accounting from Cal Poly State University, San Luis Obispo in 1982. She also holds an active CPA license in the state of California.

Ms. Jean Ho. Ms. Ho is our Chief Operating Officer, Chief Compliance Officer and Secretary, having joined our sponsor in January 2016. Ms. Ho previously served as our Chief Financial Officer between January 2016 and November 2017. Ms. Ho is also an adjunct professor of taxation at California State University, Fullerton’s Mihaylo College of Business and Economics. From 2010 through 2015, Ms. Ho served as the Chief Operating Officer and Chief Financial Officer of Soteira Capital, LLC, a southern California-based, registered investment adviser with approximately $250 million under management that serves investment companies, pooled investment vehicles, pension and profit sharing plans, high net worth individuals, private foundations and charitable organizations. Prior to her service at Soteira Capital, Ms. Ho served as the Chief Financial Officer of MKA Capital Advisors, LLC, a sponsor and manager of an approximately $750 million private real estate investment fund, and, prior to that, as a Director at BridgeWest, LLC, a $500 million family office. Prior to entering private practice, she was employed by KPMG LLP, specializing in real estate, financial services, and personal financial planning. Ms. Ho has also been a member of the California State Bar since 1996 and a licensed Certified Public Accountant in California since 1992.

Mr. David A. Perduk. Mr. Perduk is our Chief Investment Officer, having joined our sponsor in January 2016. In January 2015, Mr. Perduk founded and is the president of Newport Net Lease, Inc., a corporation that specialized in the acquisition and disposition of single tenant net lease investment properties nationwide. Mr. Perduk was the Senior Executive of the National Net Lease Property Group of CBRE from October 2005 through December 2014. Prior to joining CBRE, he was a Vice President at JP Morgan Chase in the Treasury and Security Services Division. Mr. Perduk has his State of California real estate brokers license and is a member of the International Council of Shopping Centers. Mr. Perduk has his bachelor of science in industrial technology from California Polytechnic State University San Luis Obispo.

Mr. Adam S. Markman. Mr. Markman has been Executive Vice President, Chief Financial Officer and Treasurer of Equity Commonwealth, a REIT primarily investing in office properties, since July 2014. Mr. Markman served as Managing Director of Green Street Advisors, Inc., a real estate research firm ("Green Street"), where he worked from 1994 to 2014. While at Green Street, Mr. Markman headed the firm's consulting and advisory practice, played a key role in the firm's investment arm for real estate investment trusts and previously led the firm's retail and lodging research efforts. Mr. Markman has also served as a real estate consultant at Kenneth Leventhal & Co. Mr. Markman was a member of Green Street's Board of Directors, currently sits on Mark IV Capital's Board of Directors and is an adviser to Twin Rock Partner's Housing Fund. He is also a member of the National Association of Real Estate Investment Trusts (NAREIT) and the Urban Land Institute (ULI). Mr. Markman earned his M.B.A. in Finance/Real Estate from Columbia University and a B.A. from U.C. Berkeley. Our board of directors has concluded that Mr. Markman is qualified to serve as an independent director by reason of his extensive experience in the real estate business.

Mr. Curtis B. McWilliams. Mr. McWilliams has been non-executive Chairman of the Board of Ardmore Shipping Corporation (NYSE: ASC) since January 1, 2019 and a director since January 2016. Mr. McWilliams is also Lead Director of Braemar Hotels & Resorts Inc. (NYSE: BHR) where he has been a member of the board since November 2013. Mr. McWilliams was also an independent director of Campus Crest Communities, Inc. from May 2015 to March 2016. Mr. McWilliams is a real estate industry veteran with over 25 years of experience in finance and real estate. He retired from his position as President and Chief Executive Officer of CNL Real Estate Advisors, Inc. in 2010 after serving in the role since 2007. Mr. McWilliams was also the President and Chief Executive Officer of Trustreet Properties Inc. from 1997 to 2007, and a director of the company from 2005 to 2007. He served on the Board of Directors and as the Audit Committee Chairman of CNL Bank from 1999 to 2004 and has over 13 years of investment banking experience at Merrill Lynch & Co. Mr. McWilliams holds a M.B.A., with a concentration in Finance, from the University of Chicago Graduate School of Business, and a Bachelor of Science in Engineering in Chemical Engineering from Princeton University. Our board of directors has concluded that Mr. McWilliams is qualified to serve as an independent director by reason of his extensive experience in the real estate business and investment banking.

Mr. Thomas H. Nolan, Jr. Mr. Nolan has been a director of WashREIT (NYSE: WRE) since 2015. He previously served as Chairman of the Board of Directors and Chief Executive Officer of Spirit Realty Capital, Inc. (NYSE: SRC) from September 2011 until May 2017. Mr. Nolan previously worked for General Growth Properties, Inc. (“GGP”), serving as Chief Operating Officer from March 2009 to December 2010 and as President from October 2008 to December 2010. He also served as a member of the board of directors of GGP from 2005 to 2010. GGP filed for protection under Chapter 11 of the U.S. Bankruptcy Code in April 2009 and emerged from bankruptcy in November 2010. Mr. Nolan was a member of the senior management team that led GGP’s reorganization and emergence from bankruptcy, which included the restructuring of $15.0 billion in project-level debt, payment in full of all of GGP’s pre-petition creditors and the securing of $6.8 billion in equity commitments. From July 2004 to February 2008, Mr. Nolan served as a Principal and Chief Financial Officer of Loreto Bay Company, the developer of the Loreto Bay master planned community in Baja, California Sur, Mexico. From October 1984 to July 2004, Mr. Nolan held various financial positions with AEW Capital Management, L.P., a national real estate investment advisor, and from 1998 to 2004, he served as Head of Private Equity Investing and as President and Senior Portfolio Manager of The AEW Partners Funds. Mr. Nolan holds a B.B.A. from the University of Massachusetts, Amherst. Our board of directors has concluded that Mr. Nolan is qualified to serve as an independent director by reason of his extensive experience in the real estate business.

Mr. Jeffrey Randolph. From 2002 through 2007 and then again from 2010 through March 2017 (now retired), Mr. Randolph was a Principal and served as Chief Financial Officer and Chief Compliance Officer for Affinity Investment Advisors, LLC, a firm specializing in U.S. stock exchange investments. In 2007, Affinity was purchased by Morgan Stanley Investment Management. From 2007 through 2010, Mr. Randolph served as Managing Director for Morgan Stanley and its wholly owned subsidiary Van Kampen Investments. His role included supporting the firm’s domestic and international investment clients. Toward the end of 2010, Mr. Randolph was part of the decision to re-launch Affinity as an independent entity to capitalize on the increasing investor interest in boutique management firms. Mr. Randolph brings 25 years of investment experience to our REIT. His previous work experience includes Principal at Avalon Financial Group Inc., Chief Financial Officer for Bonutto-Hofer Investments and Vice President at Security Pacific National Bank. Mr. Randolph received his bachelor’s degree in Business Finance from California State University, Long Beach in 1978. Our board of directors has concluded that Mr. Randolph is qualified to serve as an independent director by reason of his extensive experience in investment management.

D.	Changes to Independent Director Compensation Program

On January 15, 2019, our board of directors approved changes to the director compensation program for our independent directors. As a result of these changes, the following description of our independent director compensation supersedes and replaces the existing description thereof included in the table in the “Compensation” section of the Prospectus (and shall also be deemed to supersede and replace the existing description thereof in any corresponding sections of the Prospectus, including, but not limited to, “Prospectus Summary—How will your sponsor and advisor be compensated for their services?”):

Independent Director Compensation	We pay each of our independent directors $12,500 per quarter and the chair of each of the conflicts committee and audit committee of our board of directors an additional $2,500 per quarter, which amounts are, in each case, payable in shares of our Class C common stock. The shares to be issued to directors will be restricted securities issued in private transactions in reliance on an exemption from registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof, and we have not agreed to file a registration statement with respect to registration of the shares to the directors. The directors will be able to resell their shares to us pursuant to our share repurchase plan. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. If a director is also one of our officers, we do not pay any compensation for services rendered as a director.

E.	Updates to the “Risk Factors” Section of the Prospectus

The following risk factor supplements the “Risk Factors—Risks Related to an Investment in Our Common Stock” section of the Prospectus:

We may consider a bid for Rich Uncles I or its real estate portfolio; however, there can be no assurance that the conflicts committee of our board of directors will authorize an offer for Rich Uncles I or its real estate portfolio or that, if authorized, any such offer would be accepted by Rich Uncles I or that we would be able to enter into an agreement with Rich Uncles I on terms acceptable to us or at all.

On January 14, 2019, Rich Uncles I announced that it had retained a real estate financial advisor to assist it in evaluating strategic alternatives, which will include marketing its entire real estate properties portfolio for disposition by sale, merger or other transaction structure. In light of Rich Uncles I’s announcement, the Company may explore an acquisition of Rich Uncles I or its real estate portfolio. Under the Company’s charter, the conflicts committee of our board of directors, which consists of all of the independent directors on the Company’s board of directors, would be responsible for authorizing any offer by the Company for Rich Uncles I or its real estate portfolio. If the Company decides to explore a potential bid for Rich Uncles I or its real estate portfolio, we expect the conflicts committee of our board of directors would engage legal and financial advisors to assist it. There can be no assurances that the conflicts committee will authorize the Company to submit an offer for Rich Uncles I or its real estate portfolio. Even if the conflicts committee authorizes such an offer, there can be no assurances that the offer would be accepted by Rich Uncles I or that the Company would be able to enter into an agreement with Rich Uncles I to purchase the Rich Uncles I real estate portfolio (or any other business combination transaction) on terms acceptable to the Company or at all.

The following risk factors supersede and replace the similarly-titled risk factors included in the “Risk Factors—Risks Related to Conflicts of Interest” section of the Prospectus:

Our advisor, sponsor and its affiliates face conflicts of interest relating to the acquisition of assets due to their relationship with other Brix-affiliated programs and Brix-advised investors, which could result in decisions that are not in our best interest or the best interests of our stockholders.

We rely on our advisor, sponsor and other key real estate professionals at our advisor, including Messrs. Hofer and Wirta, Aaron Halfacre, Raymond Pacini and David Perduk, to identify suitable investment opportunities for us. Rich Uncles I, Brix REIT, CE Partners and CE-LP are also advised by our sponsor and rely on many of the same real estate professionals as will future Brix-affiliated programs advised by Brix or its affiliates. As such, we and the other Brix-affiliated programs, and Brix-advised investors rely on many of the same real estate professionals, as will future Brix-affiliated programs and Brix-advised investors. Many investment opportunities that are suitable for us may also be suitable for other Brix-affiliated programs and Brix-advised investors. When these real estate professionals direct an investment opportunity to any Brix-affiliated program or Brix-advised investor they, in their sole discretion, will offer the opportunity to the program or investor for which the investment opportunity is most suitable based on the investment objectives, portfolio and criteria of each program or investor. Our acquisition stage may overlap with future Brix-affiliated programs and Brix-advised investors.

We and other Brix-affiliated programs and Brix-advised investors also rely on these real estate professionals to supervise the management of investments. If the Brix team of real estate professionals directs creditworthy prospective tenants to properties owned by another Brix-affiliated program or Brix-advised investor when it could direct such tenants to our properties, our tenant base may have more inherent risk and our properties’ occupancy may be lower than might otherwise be the case.

Further, existing and future Brix-affiliated programs and Brix-advised investors and Messrs. Hofer and Wirta generally are not and will not be prohibited from engaging, directly or indirectly, in any business or from possessing interests in any other business venture or ventures, including businesses and ventures involved in the acquisition, development, ownership, leasing or sale of real estate-related investments.

There is a risk that stockholders could sue us and the directors involved if they determine that fiduciary duties to our stockholders were violated in connection with any transaction with another Brix-affiliated program, such as Rich Uncles I, Brix REIT, CE Partners or CE-LP or an internalization transaction with our sponsor and advisor, causing us to incur substantial litigation costs and distracting the management of our advisor.

Our officers, our advisor, our sponsor, and the real estate, debt finance, management and accounting professionals assembled by our advisor face competing demands on their time and this may cause our operations and our stockholders’ investment in us to suffer.

We rely on our officers, our advisor, our sponsor and the real estate, debt finance, management and accounting professionals that our advisor retains, including Messrs. Wirta, Halfacre, Pacini and Perduk and Mses. Ho and Sciutto, to provide services to us for the day-to-day operation of our business. Rich Uncles I, Brix REIT, CE Partners and CE-LP are also advised by Brix and rely on our sponsor and many of the same real estate, debt finance, management and accounting professionals, as will future Brix-affiliated programs and Brix-advised investors. Further, our officers and affiliated directors are also officers and/or affiliated directors of some or all of the other Brix-affiliated programs. Messrs. Halfacre, Wirta, Pacini and Perduk and Mses. Sciutto and Ho are also executive officers of Rich Uncles I, Brix REIT and Brix. As a result of their interests in other Brix-affiliated programs, their obligations to Brix-advised investors and the fact that they engage in and will continue to engage in other business activities on behalf of themselves and others, these individuals face conflicts of interest in allocating their time among us, Rich Uncles I, Brix REIT, CE Partners, CE-LP, other Brix-affiliated programs and other Brix-advised investors, as well as other business activities in which they are involved. For example, Rich Uncles I has announced that it is pursuing strategic alternatives, including the potential sale of its real estate portfolio, and thus these individuals will be required to perform the time-demanding duties with respect to the evaluation and potential implementation of strategic alternatives for Rich Uncles I. During times of intense activity in other programs and ventures, these individuals may devote less time and fewer resources to our business than are necessary or appropriate to manage our business. Furthermore, some or all of these individuals may become employees of another Brix-affiliated program in an internalization transaction or, if we internalize our advisor, may not become our employees as a result of their relationship with other Brix-affiliated programs. If these events occur, the returns on our investments, and the value of your investment in us, may decline.

Our board of directors’ loyalties to Rich Uncles I, Brix REIT., CE Partners, CE-LP and possibly to future Brix-affiliated programs could influence its judgment, resulting in actions that may not be in our stockholders’ best interest or that result in a disproportionate benefit to another Brix-affiliated program at our expense.

Our affiliated directors, Messrs. Halfacre and Wirta, are also directors of Brix REIT. and trust managers (the equivalent of trustees) of Rich Uncles I, Mr. Halfacre is also serving on the board of managers of CE Partners and one of our independent directors, Mr. Randolph, is also a director of Brix REIT. The loyalties of our directors serving on the board of trust managers of Rich Uncles I, the board of directors of Brix REIT and the board of managers of CE Partners, or possibly on the boards of directors of future Brix-affiliated programs, may influence the judgment of our board of directors when considering issues for us that also may affect other Brix-affiliated programs, such as the following:

•	Our conflicts committee must evaluate the performance of our advisor with respect to whether our advisor is presenting to us our fair share of investment opportunities. If our advisor is not presenting a sufficient number of investment opportunities to us because it is presenting many opportunities to other Brix-affiliated programs or if our advisor is giving preferential treatment to other Brix-affiliated programs in this regard, our conflicts committee may not be well-suited to enforce our rights under the terms of the Advisory Agreement or to seek a new advisor.

•	We could enter into transactions with other Brix-affiliated programs, such as property sales, acquisitions or financing arrangements. Such transactions might entitle our advisor or its affiliates to fees and other compensation from both parties to the transaction. For example, acquisitions from other Brix-affiliated programs might entitle our advisor or its affiliates to disposition fees and possible subordinated incentive fees in connection with its services for the seller in addition to acquisition fees and other fees that we might pay to our advisor in connection with such transaction. Similarly, property sales to other Brix-affiliated programs might entitle our advisor or its affiliates to acquisition fees in connection with its services to the purchaser in addition to disposition and other fees that we might pay to our advisor in connection with such transaction. Decisions of our board or our conflicts committee regarding the terms of those transactions may be influenced by our board’s or our conflicts committee’s loyalties to such other Brix-affiliated programs.

•	A decision of our board or our conflicts committee regarding the timing of a debt or equity offering could be influenced by concerns that the offering would compete with offerings of other Brix-affiliated programs.

•	A decision of our board or our conflicts committee regarding the timing of property sales could be influenced by concerns that the sales would compete with those of other Brix-affiliated programs.

•	A decision of our board or our conflicts committee regarding whether and when we seek to list our Class C common stock on a national securities exchange could be influenced by concerns that such listing could adversely affect the sales efforts of other Brix-affiliated programs, depending on the price at which our shares trade.

Because one of the members of the conflicts committee of our board of directors is also an independent director of Brix REIT, this director receives compensation for his services to Brix REIT. Brix REIT pays each independent director 1,000 shares of its common stock for each board of directors meeting attended and 200 shares of its common stock for each committee meeting attended. Like us, Brix REIT also reimburses directors for reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors. In addition to the foregoing, Brix REIT pays Jeffrey Randolph 600 shares of Brix REIT’s common stock semi-annually for services to Brix REIT as chair of the conflicts committee of Brix REIT’s board of directors. Such payments, which began in April 2018, shall continue for as long as Mr. Randolph is serving as chair of the conflicts committee of Brix REIT ’s board of directors.

F.	Updates to the “Conflicts of Interest” Section of the Prospectus

The following disclosure supersedes and replaces the following disclosures included in the “Conflicts of Interest—Our Affiliates’ Interest in Other Brix-sponsored Programs and Brix-advised Investors” section of the Prospectus:

The first paragraph of the disclosure under “—Allocation of Our Affiliates’ Time” is superseded and replaced with the following:

We rely on our advisor and the key real estate, management and accounting professionals our advisor has assembled, including Messrs. Halfacre, Pacini, Perduk and Mses. Ho and Sciutto for the day-to-day operation of our business. Rich Uncles I, Brix REIT, CE Partners and CE-LP are also advised by our sponsor and rely on our sponsor and many of the same real estate, management and accounting professionals, as will future Brix-sponsored programs and Brix-advised investors. Our executive officers and the key real estate, management and accounting professionals affiliated with our sponsor who provide services to us are not obligated to devote a fixed amount of their time to us. Further, our officers and affiliated directors are also officers and/or affiliated directors of all of the other Brix -sponsored programs. Messrs. Halfacre, Pacini, Perduk and Mses. Ho and Sciutto are also executive officers of Rich Uncles I and Brix REIT. As a result of their interests in other Brix-sponsored programs, their obligations to Brix-advised investors and the fact that they engage in and they will continue to engage in other business activities on behalf of themselves and others. The founder of our sponsor, Mr. Wirta, also faces conflicts of interest in allocating his time among us, our advisor, our sponsor, other Brix-sponsored programs, Brix-advised investors and other business activities in which he is involved.

The disclosure under “—Our Board of Directors’ Loyalties to Rich Uncles I and to Future Brix-Sponsored Programs” is superseded and replaced by the following:

Our affiliated directors, Messrs. Halfacre and Wirta, are also directors of Brix REIT and trust managers of Rich Uncles I, Mr. Halfacre is also on the board of managers of CE Partners and one of our directors, Mr. Randolph, is also an independent director of Brix REIT. The loyalties of our directors serving on the board of directors (or its equivalent) of Rich Uncles I and Brix REIT and the board of managers of CE Partners, or possibly on the board of directors of future Brix-sponsored programs, may influence the judgment of our board when considering issues for us that also may affect other Brix-sponsored programs, such as the following:

•	Our conflicts committee must evaluate the performance of our advisor with respect to whether our advisor is presenting to us our fair share of investment opportunities. If our advisor is not presenting a sufficient number of investment opportunities to us because it is presenting many opportunities to other Brix-sponsored programs or if our advisor is giving preferential treatment to other Brix-sponsored programs in this regard, our conflicts committee may not be well suited to enforce our rights under the terms of the Advisory Agreement or other advisory agreements of the Company, or to seek a new advisor.

•	We could enter into transactions with other Brix-sponsored programs, such as property sales, acquisitions or financing arrangements. Such transactions might entitle our advisor or its affiliates to fees and other compensation from both parties to the transaction. For example, acquisitions from other Brix-sponsored programs might entitle our advisor’s affiliates to disposition fees and possible subordinated incentive fees in connection with its services for the seller, in addition to acquisition and other fees that we might pay to our advisor in connection with such transaction. Similarly, property sales to other Brix-sponsored programs might entitle our advisor’s affiliates to acquisition fees in connection with its services to the purchaser in addition to disposition and other fees that we might pay to our advisor in connection with such transaction. Decisions of our board or our conflicts committee regarding the terms of those transactions may be influenced by our board’s or our conflicts committee members’ loyalties to such other Brix-sponsored programs.

•	A decision of our board or our conflicts committee regarding the timing of a debt or equity offering could be influenced by concerns that the offering would compete with an offering of other Brix-sponsored programs.

•	A decision of our board or conflicts committee regarding the timing of property sales could be influenced by concerns that the sales would compete with those of other Brix-sponsored programs.

•	A decision of our board or our conflicts committee regarding whether and when we seek to list our shares of Class C common stock on a national securities exchange could be influenced by concerns that such listing could adversely affect the sales efforts for other Brix-sponsored programs, depending on the price at which our Class C shares trade.

Because one of the members of the conflicts committee of our board of directors is also an independent director of Brix REIT, this director receives compensation for his services to Brix REIT. Brix REIT pays each independent director 1,000 shares of its common stock for each board of directors meeting attended, 200 shares of its common stock for each committee meeting attended and Mr. Randolph receives 600 shares semi-annually for his service as the chair of Brix REIT’s conflicts committee. In addition, and like us, Brix REIT also reimburses directors for reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors.

The first paragraph the “Conflicts of Interest—Certain Conflict Resolution Measures—Responsibilities of Our Conflicts Committee” section of the Prospectus is superseded and replaced by the following:

In order to ameliorate the risks created by conflicts of interest, the board of directors has delegated certain responsibilities to our conflicts committee acting by majority vote. An independent director is a person who is not one of our officers or employees or an officer or employee of our advisor or its affiliates and has not been so for the previous two years and meets the other requirements set forth in our charter. None of our independent directors serve as independent trust managers of Rich Uncles I, although one of our independent directors is also an independent director of Brix REIT.